Item 77.C.	Matters Submitted to a Vote of Security Holders

		Morgan Stanley Pacific Growth Fund Inc.

At a Special Meeting of Shareholders held on May 11, 2010, shareholders approved an Agreement and Plan of Reorganization under which the assets and liabilities of Morgan Stanley Pacific Growth Fund Inc. were transferred to Invesco Pacific Growth Fund.

For		3,100,918.351
Withhold	185,437.216
Abstain		189,338.307